UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                               DaimlerChrysler AG
                    ----------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
                    ----------------------------------------
                         (Title of class of securities)

                                    D1668R123
                    ----------------------------------------
                                 (CUSIP number)

                                December 31, 2001
                    ----------------------------------------
             (Date of Event which requires filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------                     --------------------------
CUSIP No. D1668R123                     13G/A               Page 2 of 8 Pages
---------------------------------                     --------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    8,410,483
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      133,017,398
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      8,410,483
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      133,017,398
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         141,427,881*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         14.1%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

--------------------------

*    Included in this figure are the securities reported by KARU
     Beteiligungsverwaltungs GmbH & Co. KG on the following cover page.

** Included in this percentage is the percentage of securities reported by KARU Beteiligungsverwaltungs GmnH & Co. KG on the following cover page.

---------------------------------                     --------------------------
CUSIP No. D1668R123                     13G/A               Page 3 of 8 Pages
---------------------------------                     --------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KARU Beteiligungsverwaltungs GmbH & Co. KG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      119,818,714
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      119,818,714
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         119,818,714
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.9%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1(a).    Name of Issuer:

              DaimlerChrysler AG (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:

              The address of the Issuer's principal executive offices is Vorstandssekretariat, Epplestrasse 225, 70546 Stuttgart. This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(a).    Name of Person Filing:

              This statement is filed on behalf of Deutsche Bank AG ("DBAG") and KARU Beteiligungsverwaltungs GmbH & Co. KG ("KARU" and together with DBAG, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office or, if none, Residence:

              The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

              The principal place of business of KARU is Frankfurter Strasse 10-14, 65760 Eschborn, Federal Republic of Germany.

Item 2(c).    Citizenship:

              The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).    Title of Class of Securities:

              The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).    CUSIP Number:

              The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              (a)  / /  Broker or dealer registered under section 15 of the Act;

              (b)  / /  Bank as defined in section 3(a)(6) of the Act;

              (c)  / /  Insurance Company as defined in section 3(a)(19) of the
                        Act;

              (d)  / /  Investment Company registered under section 8 of the
                        Investment Company Act of 1940;

              (e)  / /  An investment adviser in accordance with Rule 13d-1
                        (b)(1)(ii)(E);

              (f)  / /  An employee benefit plan, or endowment fund in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

              (g)  / /  A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

              (h)  / /  A savings association as defined in section 3(b) of the
                        Federal Deposit Insurance Act;

              (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

              If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.       Ownership.

              (a)  Amount beneficially owned:

                   Each of the Reporting Persons owns the amount of the Ordinary
              Shares as set forth on the applicable cover page.

              (b)  Percent of class:

                   Each of the Reporting Persons owns the percentage of the
              Ordinary Shares as set forth on the applicable cover page.

              (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:

                           Each of the Reporting Persons has the sole power to
                   vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                   (ii)    shared power to vote or to direct the vote:

                           Each of the Reporting Persons has the shared power to
                   vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                   (iii) sole power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the sole power to
                   dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                   (iv) shared power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the shared power to
                   dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Except for the shares over which DBAG exercises sole voting and disposition power, investment management clients of each of the Reporting Persons have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              The following are subsidiaries of DBAG which acquired Ordinary Shares included in the figures on the cover pages: Deutsche Bank Lubeck AG vormals Handelsbank; Deutsche Bank Saar AG, Deutsche Bank Trust AG, Morgan Grenfell & Co. Limited, London; Deutsche Asset Management Limited; Deutsche Asset Management Europe GmbH; Deutsche Vermogensbildungsgesellschaft mbh; DWS Investment GmbH; DWS Investment S.A. Luxemburg; DWS (Austria) Investmentgesellschaft mbH, Vienna; Deutsche Bank Luxembourg; Deutsche Bank International Ltd; Deutsche Trust Bank Limited; Deutsche Asset Management Asia Limited; and Deutsche Bank (Suisse) S.A., Geneva.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002



                                        DEUTSCHE BANK AG



                                        By:         /s/ Jeffrey A. Ruiz
                                           -------------------------------------
                                           Name:   Jeffrey A. Ruiz
                                           Title:  Vice President



                                        By:         /s/ Margaret M. Adams
                                           -------------------------------------
                                           Name:   Margaret M. Adams
                                           Title:  Director

                                                                       EXHIBIT 1



              Consent of KARU Beteiligungsverwaltungs GmbH & Co. KG


              The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and KARU Beteiligungsverwaltungs GmbH & Co. KG pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12th, 2002



                                      KARU BETEILIGUNGSVERWALTUNGS GmbH & CO. KG



                                      By:  /s/ Dr. Dieter Eisele
                                         ---------------------------------------
                                         Name:   Dr. Dieter Eisele
                                         Title:  Global Head of Compliance



                                      By:  /s/ Michaela Bundschuh
                                         ---------------------------------------
                                         Name:   Michaela Bundschuh
                                         Title:  Head Position Monitoring